K&L GATES LLP 1 PARK PLAZA TWELFTH FLOOR IRVINE, CA 92614 T 949 253 0900 F 949 253 0902 klgates.com

April 14, 2014

VIA FEDEX

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010
Washington, D.C. 20549

Attention:	Tom Kluck
Stacey Gorman

	RE:	Merk Gold Trust
Amendment No. 4 to Registration Statement on Form S-1/A
Filed April 14, 2014
File No. 333-180868

Dear Mr. Kluck:

On behalf of our client, Merk Gold Trust (the “Trust”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated April 7, 2014, regarding Amendment No. 3 to the Trust’s Registration Statement on Form S-1/A (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Trust is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”), and is making available courtesy copies of such Amendment No. 4 marked to show changes from the Registration Statement as filed on March 20, 2014.  Capitalized terms used but not defined herein have the meanings specified in the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Trust. All page or section references in the responses set forth below refer to pages or sections of Amendment No. 4.

General

1.
In future filings, please file on EDGAR a marked copy of the amendment showing changes effected in the registration statement by the amendment. See Rule 472 of Regulation C and Rule 310 of Regulation S-T, of the Securities Act of 1933.

Response:  The Trust acknowledges the Staff's comment will file on EDGAR a marked copy of the amendment showing changes from the prior amendment.  A marked version of Amendment No. 4 has been filed herewith.

2.	We note your response to comment 1 of our letter dated January 6, 2014. We will continue to monitor for your response to this comment.

Mr. Kluck
Securities and Exchange Commission
April 14, 2014

Response: The Trust acknowledges the Staff’s comment and will include the audited financial statements in Amendment No. 5.

The Sponsor, page 59

3.
We note your response to comment 2 of our letter dated January 6, 2014 and we reissue in part our prior comment. We note your response that the Trust does not have individuals who would perform typical policy-making functions. We note your disclosure in the prospectus on pages 59-60 that the Sponsor has the authority to:

	●	remove the Trustee and appoint a successor Trustee;

	●	direct the Trustee to appoint any new or additional Custodian that the Sponsor selects;

	●	develop a marketing plan for the Trust on an ongoing basis;

	●	prepare marketing materials regarding the shares;

	●	engage in over-the-counter transactions with a precious metals dealer to exchange the Trust’s gold into gold of different specifications as requested by a Delivery Applicant in a Delivery Application;

	●	provide instructions for assaying gold, and other instructions relating to custody of the Trust’s gold, as necessary;

	●	request the Trustee to order Custodian audits; and

	●	suspend the delivery or registration of transfers of shares, or refuse a particular deposit or transfer at any time, if the Sponsor considers it advisable or necessary for any reason.

Please identify those persons that perform policy making functions for the Trust and provide the disclosure required by Item 401 of Regulation S-K. See Rule 405 of Regulation C.

Response:  The Trust acknowledges the Staff’s comment and has added disclosure to identify those persons that perform policymaking functions for the Trust and including applicable disclosure required pursuant to Item 401 of Regulation S-K. More specifically, the following disclosure have been added:

Mr. Kluck
Securities and Exchange Commission
April 14, 2014

Management of the Sponsor

The manager and executive officers of the Sponsor with policy-making functions, including their ages and positions as of April 14, 2014 are as follows:

Name	Age	Position(s) of the Sponsor
Axel Merk	44	President, Chief Investment Officer and Manager
Robert A. Hills	45	Chief Compliance Officer

Axel Merk is the founder of the Sponsor and has served as President, Chief Investment Officer and Manager of the Sponsor since its inception in December 2000.  Mr. Merk oversees and directs the Sponsor’s business and operations, including its fulfillment of its obligations to the Trust.  Mr. Merk does not hold a position with the Trust.  Mr. Merk founded Merk Investments AG in 1994, and served as Chief Investment Officer from 1994 to 2001, during which time he provided investment advisory services.  In October 2001, Merk Investments AG transferred its advisory functions to the Sponsor, where Mr. Merk continues to provide advisory services and, since 2005, manages a family of currency mutual funds.  Mr. Merk earned a B.A. in Economics (magna cum laude) and a M. Sc. in Computer Science from Brown University in 1991 and 1992, respectively.

Robert A. Hills has served as the Chief Compliance Officer of the Sponsor since September 2012.  As Chief Compliance Officer, Mr. Hills manages the firmwide Investment Adviser compliance program, creating and documenting comprehensive policies and procedures to meet regulatory requirements.  Prior to joining the Sponsor, Mr. Hills was Managing Director of RAH Consulting from November 2010 to September 2012 where he provided regulatory guidance to the institutional asset management business. From May 2007 to August 2010, Mr. Hills was Vice President, Chief Compliance Officer at McMorgan & Company, a wholly owned investment management subsidiary of New York Life Insurance Company and New York Life Investment Management Holdings’, where he provided strategic direction and design of compliance programs. From 2000 to 2006, he managed the Compliance, Financial Reporting & Tax departments for Jackson National Asset Management LLC. Mr. Hills has also served in various operational roles

Mr. Kluck
Securities and Exchange Commission
April 14, 2014

at Baker, Fentress & Company and Bisys Fund Services.  Mr. Hills earned a B.B.A. degree in Accounting & Finance from Olivet College in 1992.

Other than Messrs. Merk and Hills, no other officer of the Sponsor performs a policy-making function in relation to the Trust.  There is no family relationship among Messrs. Merk and Hills.  There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any executive officer, manager, promoter or control person of the Sponsor during the past ten years

Should you request further clarification of any of the issues raised in this letter, please contact the undersigned at (949) 623-3545.

Very truly yours,

/s/ Shoshannah D. Katz

Shoshannah D. Katz

cc:	Axel Merk
Merk Investments LLC